UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly report with respect to the second quarter results ended October 10, 2010

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

4204 Industriel Blvd.
Laval (Québec) Canada
H7L 0E3

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_| No |_ |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |_ |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |_ |

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

November 24, 2010
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate
Secretary

Couche-Tard

2

Quarterly Report

FOR THE 12-WEEK PERIOD ENDED OCTOBER 10, 2010

Management’s Discussion and Analysis

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance during the second quarter of the fiscal year ending April 24, 2011. More specifically, it aims to let the reader better understand our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By “we”, “our”, “us” and “the Company”, we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The interim consolidated financial statements have not been audited nor have they been subject to a review engagement by the Company’s auditors.

We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2010 Annual Report (2010 annual report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.couche-tard.com/corporate.

Forward-Looking Statements

This MD&A includes certain statements that are “forward-looking statements” within the meaning of the securities laws of Canada and the United States. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at November 23, 2010, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under “Business Risks” in our 2010 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. In North America, we are the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores.

As of October 10, 2010, our network was comprised of 5,904 convenience stores throughout North America, including 4,178 stores with motor fuel dispensing. The stores are operated by 12 business units, including nine in the United States covering 42 states and the District of Columbia and three in Canada covering all ten provinces. More than 53,000 people are employed throughout our network and at the service offices.

Our mission is to offer our clients outstanding service by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure, an ongoing comparison of best practices and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our stores.

The convenience store sector is fragmented and in a consolidation phase. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and the market shares we gain when competitors close sites and when we improve our offering. We also believe that it is still possible for industry participants with a good financial position such as ours to maintain sustained growth, especially in the current difficult economic and financing conditions. However, as for acquisitions, they have to be concluded at reasonable conditions in order to create value for our Company and its shareholders. Therefore, we do not favour store count growth to the detriment of profitability. As an example, during the last few years, it has often been more advantageous for the Company to repurchase back its own shares at a lower multiple than some networks that were offered to us.

Exchange Rate Data

We use the US dollar as our reporting currency which provides more relevant information given the predominance of our operations in the United States and our debt largely dominated in US dollars.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		24-week periods ended
	October 10, 2010	October 11, 2009	October 10, 2010	October 11, 2009
Average for period (1)	0.9654	0.9228	0.9642	0.8974
Period end	0.9888	0.9575	0.9888	0.9575

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Considering we use the US dollar as our reporting currency, in our consolidated financial statements and in the present document, unless indicated otherwise, results from our Canadian and corporate operations are translated into US dollars using the average rate for the period. Variances and explanations related to variations in the foreign exchange rate and the volatility of the Canadian dollar which we discuss in the present document are therefore related to the translation in US dollars of our Canadian and corporate operations results and do not have a true economic impact on our performance since most of the Company’s consolidated revenues and expenses are received or denominated in the functional currency of the markets in which it does business. Accordingly, our sensitivity to variations in foreign exchange rates is economically limited.

Overview of the Second Quarter of fiscal 2011

Acquisitions

During the second quarter of fiscal 2011, we made the following acquisitions:

  On September 9, 2010, we acquired ten company-operated stores from Compac Food Stores Inc. Nine of the stores are located in the greater Mobile, Alabama area and one is located in Pensacola, Florida. We own all buildings while we lease the land for four stores and own the six others.

  On September 30, 2010, we acquired 12 company-operated stores located in central Indiana from Crystal Flash Petroleum, LLC. We own the land and building for one site, we lease those same assets for ten sites and we own the building and lease the land for one site.

  We also acquired three other stores through three distinct transactions.

Share repurchase program

Subsequent to the end of the second quarter of fiscal 2011 – on October 25, 2010 – we implemented a new share repurchase program. This program allows us to repurchase up to 2,685,335 of the 53,706,712 Class A multiple voting shares and up to 11,621,801 of the 116,218,014 Class B subordinate voting shares issued and outstanding as at October 20, 2010 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as at that date, respectively, as defined by applicable rules). In accordance with Toronto Stock Exchange requirements, we can repurchase a daily maximum of 1,000 Class A multiple voting shares and of 83,622 Class B subordinate voting shares. When making such repurchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation is reduced and the proportionate interest of all remaining shareholders in the Company’s share capital is increased on a pro rata basis. The share repurchase period will end no later than October 24, 2011. All shares repurchased under the share repurchase program are cancelled upon repurchase.

Casey’s General Stores, Inc. (“Casey’s”)

On September 30, 2010, our public tender offer to acquire all of the outstanding shares of common stock of Casey’s for $38.50 per share, payable in cash expired. Given Casey’s Board’s repeated refusal to negotiate with us, we have decided not to continue to pursue our offer. We have not purchased any Casey’s shares pursuant to the public tender offer, and all tendered shares have been returned.

Redemption of Senior Subordinated Debt

On November 10, 2010, we announced our intention of redeeming our 7.5% Subordinated Unsecured Debt of $350.0 million. The redemption date is expected to be December 15, 2010 at a price of 101.25% of the principle amount plus accrued and unpaid interests.

Dividends

During its November 23, 2010 meeting, considering Couche-Tard’s good results and strong balance sheet, the Company’s Board of Directors (the “Board”) decided it was appropriate to amend the quarterly dividend by increasing it by Cdn$0.01 per share, which thereby corresponds to Cdn$0.05 per share.

On the same date, the Board declared a quarterly dividend of Cdn$0.05 per share for the second quarter of fiscal 2011 to shareholders on record as at December 2, 2010 and approved its payment for December 10, 2010. This is an eligible dividend within the meaning of the Income Tax Act of Canada.

Outstanding shares and stock options

As at November 19, 2010, Couche-Tard had 53,700,712 Class A multiple voting shares and 130,353,001 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 6,794,430 outstanding stock options for the purchase of Class B subordinate voting shares.

Summary of changes in our stores during the second quarter and first half-year of fiscal 2011

The following table presents certain information regarding changes in our stores over the 12 and 24-week period ended October 10, 2010:

	12-week period ended October 10, 2010			24-week period ended October 10, 2010
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total
Number of stores, beginning of period	4,401	1,468	5,869	4,408	1,470	5,878
Acquisitions	25	-	25	31	-	31
Openings / constructions / additions	7	66	73	16	83	99
Closures / disposals / withdrawals	(18)	(45)	(63)	(40)	(64)	(104)
Number of stores, end of period	4,415	1,489	5,904	4,415	1,489	5,904

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 12 and 24-week periods ended October 10, 2010 and October 11, 2009:

(In millions of US dollars, unless otherwise stated)	12-week periods ended			24-week periods ended
	October 10,	October 11,		October 10,		October 11,
	2010	2009	Variation %	2010		2009	Variation %
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	994.8	946.5	5.1	1,996.8		1,900.2	5.1
Canada	500.5	469.8	6.5	1,017.3		906.9	12.2
Total merchandise and service revenues	1,495.3	1,416.3	5.6	3,014.1		2,807.1	7.4
Motor fuel revenues:
United States	2,266.9	1,995.8	13.6	4,559.2		3,907.3	16.7
Canada	478.5	413.7	15.7	940.3		786.5	19.6
Total motor fuel revenues	2,745.4	2,409.5	13.9	5,499.5		4,693.8	17.2
Total revenues	4,240.7	3,825.8	10.8	8,513.6		7,500.9	13.5
Merchandise and service gross profit (1) :
United States	328.0	308.4	6.4	657.1		621.1	5.8
Canada	175.5	162.4	8.1	357.0		311.7	14.5
Total merchandise and service gross profit	503.5	470.8	6.9	1,014.1		932.8	8.7
Motor fuel gross profit:
United States	143.2	123.7	15.8	301.1		243.1	23.9
Canada	33.0	29.4	12.2	63.3		57.4	10.3
Total motor fuel gross profit	176.2	153.1	15.1	364.4		300.5	21.3
Total gross profit	679.7	623.9	8.9	1,378.5		1,233.3	11.8
Operating, selling, administrative and general expenses	480.0	447.5	7.3	949.1		878.5	8.0
Depreciation and amortization of property and
equipment and other assets	49.8	46.9	6.2	97.8		91.9	6.4
Operating income	149.9	129.5	15.8	331.6		262.9	26.1
Net earnings	105.6	88.2	19.7	235.1		179.3	31.1
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.7%	33.2%	0.5	33.7%		33.2%	0.5
United States	33.0%	32.6%	0.4	32.9%		32.7%	0.2
Canada	35.1%	34.6%	0.5	35.1%		34.4%	0.7
Growth of same-store merchandise revenues (2) (3) :
United States	4.9%	2.9%		4.7%		2.7%
Canada	1.6%	5.2%		4.1%		3.8%
Motor fuel gross margin (3) :
United States (cents per gallon):	17.12	15.78	8.5	18.11		15.61	16.0
Canada (Cdn cents per litre)	5.48	5.49	(0.2)	5.37		5.62	(4.4)
Volume of motor fuel sold (4) :
United States (millions of gallons)	856.8	812.6	5.4	1,706.8		1,613.1	5.8
Canada (millions of litres)	625.6	580.7	7.7	1,226.4		1,136.2	7.9
Growth of same-store motor fuel volume (3) :
United States	0.5%	3.9%		0.8%		2.8%
Canada	5.3%	3.3%		5.4%		2.4%
Per Share Data:
Basic net earnings per share (dollars per share)	0.57	0.48	18.8	1.27		0.97	30.9
Diluted net earnings per share (dollars per share)	0.56	0.47	19.1	1.25		0.95	31.6

				October 10,		April 25,
				2010		2010	Variation $
Balance Sheet Data:
Total assets				3,896.6		3,696.7	203.5
Interest-bearing debt				640.4		741.2	(100.8)
Shareholders’ equity				1,839.7		1,614.3	230.8
Indebtedness Ratios:
Net interest-bearing debt/total capitalization (5)				0.11: 1		0.24: 1
Net interest-bearing debt/EBITDA (6)				0.30: 1	(7)	0.80: 1
Adjusted net interest bearing debt/EBITDAR (8)				2.17: 1	(7)	2.81: 1
Returns:
Return on equity (7) (9)				21.5%
Return on capital employed (7) (10)				18.2%

(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest- bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(6)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest- bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(7)	This ratio was standardized over a period of one year. It includes the results of the first and second quarters of the fiscal year which will end April 24, 2011 as well as the third and fourth quarters of the fiscal year ended April 25, 2010.
(8)	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest- bearing debt plus the product of eight times rent expense, net of cash and cash equivalents and temporary investments, divided by EBITDAR (Earnings Before Interest, Tax, Depreciation, Amortization and Rent expense). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(9)	This ratio is presented for information purposes only and represents a measure of performance used especially in financial circles. It represents the following calculation: cumulated net earnings of the last four quarter divided by average equity for the same period. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
(10)	This ratio is presented for information purposes only and represents a measure of performance used especially in financial circles. It represents the following calculation: cumulated earning before income taxes and interests of the last four quarter divided by average capital employed for the same period. Capital employed represents total assets less short-term liabilities. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Analysis of consolidated results for the second quarter and first half-year of fiscal 2011

Revenues

Our revenues amounted to $4.2 billion in the second quarter of fiscal 2011, up $414.9 million, an increase of 10.8%, mainly attributable to an increase in motor fuel sales due to higher average retail prices at the pump and the rise in motor fuel volume sold in the United States and Canada, to the growth of merchandise and service sales, as well as to the stronger Canadian dollar.

As for the first half-year of fiscal 2011, our revenues grew by $1.0 billion, an increase of 13.5% compared to the first half-year of fiscal 2010 for reasons similar to those mentioned for the quarter.

More specifically, the growth of merchandise and service revenues for the second quarter of fiscal 2011 was $79.0 million or 5.6%, of which approximately $22.0 million was generated by a stronger Canadian dollar. Internal growth, as measured by the growth in same-store merchandise revenues, was 4.9% in the United States while it stood at 1.6% in Canada. For the Canadian and U.S. markets, growth of same-store merchandise sales is attributable to our merchandising strategies, to the economic condition in each of our market as well as to the investments we made to enhance the offering of products and services in our stores.

In the first half-year of fiscal 2011, merchandise and service revenues rose by $207.0 million, a 7.4% increase compared to the same period last fiscal year for reasons similar to those of the second quarter, including an increase in same-store merchandise revenues of 4.7% in the United States and 4.1% in Canada.

Motor fuel revenues increased by $335.9 million or 13.9% in the second quarter of fiscal 2011, of which $82.0 million stems from additional volume due to a growing number of sites offering motor fuel and approximately $19.0 million were generated by the appreciation of the Canadian dollar against its U.S. counterpart. Same-store motor fuel volume grew by 0.5% in the United States and 5.3% in Canada. The higher average retail price of motor fuel generated an increase in revenues of approximately $154.0 million as shown in the following table, starting with the third quarter of the fiscal year ended April 25, 2010:

					Weighted
Quarter	3rd	4th	1st	2nd	average
52-week period ended October 10, 2010
United States (US dollars per gallon)	2.59	2.71	2.72	2.67	2.67
Canada (Cdn cents per litre)	90.00	92.36	91.46	90.47	90.98
52-week period ended October 11, 2009
United States (US dollars per gallon)	2.00	1.95	2.41	2.48	2.20
Canada (Cdn cents per litre)	78.05	78.67	88.80	89.24	83.58

For the first half-year of fiscal 2011, motor fuel revenues increased by $805.7 million or 17.2% of which $168.0 million stems from additional volume due to a growing number of sites offering motor fuel and approximately $59.0 million were generated by the appreciation of the Canadian dollar against its U.S. counterpart. Same-store motor fuel volume grew by 0.8% in the United States and 5.4% in Canada. The higher average retail price of motor fuel generated an increase in revenues of approximately $402.0 million.

Gross profit

The consolidated merchandise and service gross margin was 33.7% in the second quarter fiscal 2011, up 0.5% compared with the same quarter of fiscal 2010. In the United States, the gross margin was 33.0% while it was 35.1% in Canada, a 0.4% and 0.5% increase, respectively. These increases reflect a more favorable product-mix, the improvements we brought to our supply terms as well as our merchandising strategy in tune with market competitiveness and economic conditions within each market.

During the first half-year of fiscal 2011, the consolidated merchandise and service gross margin was 33.7% . More specifically, it was 32.9% in the United States, an increase of 0.2%, and 35.1% in Canada, an increase of 0.7% .

In the second quarter of fiscal 2011, the motor fuel gross margin for our company-operated stores in the United States increased by 1.34¢ per gallon, from 15.78¢ per gallon last year to 17.12¢ per gallon this year. In Canada, the gross margin fell slightly to Cdn5.48¢ per litre compared with Cdn5.49¢ per litre for the second quarter of fiscal 2010. The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, starting with the third quarter of fiscal year ended April 25, 2010, were as follows:

(US cents per gallon)
					Weighted
Quarter	3rd	4th	1st	2nd	average
52-week period ended October 10, 2010
Before deduction of expenses related to electronic payment modes	12.88	14.21	19.12	17.12	15.69
Expenses related to electronic payment modes	3.85	4.14	4.17	4.17	4.07
After deduction of expenses related to electronic payment modes	9.03	10.07	14.95	12.95	11.62
52-week period ended October 11, 2009
Before deduction of expenses related to electronic payment modes	18.21	11.38	15.43	15.78	15.41
Expenses related to electronic payment modes	3.15	3.10	3.56	3.79	3.38
After deduction of expenses related to electronic payment modes	15.06	8.28	11.87	11.99	12.03

As for the 24-week period ended October 10, 2010, the motor fuel gross margin for our company-operated stores in the United States increased by 2.50¢ per gallon, from 15.61¢ per gallon last fiscal year to 18.11¢ per gallon this fiscal year. In Canada, the margin fell, reaching Cdn5.37¢ per litre compared with Cdn5.62¢ per litre for the comparable period of fiscal 2010.

Operating, selling, administrative and general expenses

For the second quarter of fiscal 2011, operating, selling, administrative and general expenses rose by 7.3% compared with the second quarter of fiscal 2010. These expenses increased by 1.4% because of the stronger Canadian dollar, by 1.3% because of the increase in electronic payment modes expenses and by 0.3% because of acquisitions. In addition, following the non-renewal of our public tender offer for the acquisition of Casey’s, we recorded to earnings related fees that had previously been deferred, which made expenses increase by 2.1% . Excluding these items, expenses increased by 2.2% which reflects the increase in hours worked in stores in order to support the increase in merchandise and service sales, minimum wage increases in certain regions as well as the normal increase in expenses caused by inflation. Moreover, excluding fees related to Casey’s as well as expenses related to electronic payment modes for both comparable periods, expenses in proportion to merchandise and services sales represented 28.3% of sales during the second quarter of fiscal 2011, compared to 28.7% during the second quarter of fiscal 2010.

As for the first half-year of fiscal 2011, operating, selling, administrative and general expenses rose by 8.0% compared with the corresponding period of fiscal 2010. These expenses increased by 2.2% because of the stronger Canadian dollar, by 1.6% because of the increase in electronic payment modes expenses, by 1.1% because of the recognition to earnings of the fees related to Casey’s and by 0.6% because of acquisitions. Excluding these items, expenses increased by 2.5% for reasons similar as those mentioned for the second quarter. Moreover, excluding fees related to Casey’s as well expenses related to electronic payment modes for both comparable periods, expenses in proportion to merchandise and services sales represented 28.1% of sales during the half-year of fiscal 2011, compared to 28.5% during the first half-year of fiscal 2010.

This performance reflects our constant efforts to find ways to improve our efficiency while making certain that we maintain the quality of the service we offer our clients.

Earnings before interests, taxes, depreciation and amortization [EBITDA]

During the second quarter of fiscal 2011, EBITDA increased by 13.2% compared to the corresponding period of the previous fiscal year, reaching $199.7 million while it reached $429.4 million during the first half-year of fiscal 2011, an increase of 21.0% . Acquisitions contributed $0.4 million to EBITDA during the second quarter and $2.8 million during the first half-year.

It should be noted that EBITDA is not a performance measure defined by Canadian GAAP, but we, as well as investors and analysts, use this measure to evaluate the Company’s financial and operating performance. Note that our definition of this measure may differ from the one used by other public companies:

(in millions of US dollars)	12-week periods ended		24-week periods ended
	October 10, 2010	October 11, 2009	October 10, 2010	October 11, 2009
Net earnings, as reported	105.6	88.2	235.1	179.3
Add:
Income taxes	36.9	34.3	82.2	69.7
Financial expenses	7.4	7.0	14.3	13.9
Depreciation and amortization of property and equipment and other assets	49.8	46.9	97.8	91.9
EBITDA	199.7	176.4	429.4	354.8

Depreciation and amortization of property and equipment and other assets

For the second quarter and first half-year of fiscal 2011, the depreciation expense increased due to the investments made through acquisitions, replacement of equipment, the addition of new stores and the ongoing improvement of our network.

Financial expenses

For both the second quarter and the first half-year of fiscal 2011, financial expenses increased by $0.4 million compared with the second quarter and first half-year of fiscal 2010.

Income taxes

The income tax rate for both the second quarter and first half-year of fiscal 2011 is 25.9% compared to a rate of 28.0% for the corresponding quarter and half-year of the previous fiscal year.

Net earnings

We closed the second quarter of fiscal 2011 with net earnings of $105.6 million, which equals $0.57 per share (or $0.56 per share on a diluted basis), compared to $88.2 million the previous fiscal year ($0.47 per share on a diluted basis), an increase of $17.4 million or 19.7% . The stronger Canadian dollar had a favorable impact of approximately $2.0 million on net earnings.

As for the first half-year of fiscal 2011 net earnings were $235.1 million, which equals $1.27 per share (or $1.25 per share on a diluted basis), compared to $179.3 million the previous fiscal year ($0.95 per share on a diluted basis), an increase of $55.8 million or 31.1% . The stronger Canadian dollar had a favorable impact of approximately $6.0 million on net earnings.

For their part, for both the quarter and first half-year, fees related to our public tender offer for the acquisition of Casey’s had a negative impact of approximately $7.0 million on net earnings or $0.04 per share on a diluted basis. It has to be noted that in the fourth quarter of fiscal 2010, a gain on disposal of Casey’s shares of $11.4 million net of income taxes had been recorded.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 25, 2010. For further information, please refer to our 2010 Annual Report.

With respect to our capital expenditures and acquisitions carried out in the first half-year of fiscal 2011, they were financed using available cash. We expect that our cash available from operations together with borrowings available under our revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet our liquidity needs in the foreseeable future.

Our credit facilities have not changed with respect to their terms of use since April 25, 2010. As at October 10, 2010. $250.0 million of the Company’s term revolving unsecured operating credits had been used ($250.0 million for the US dollars portion, nil for the Canadian dollars portion). As at the same date, the weighted average effective interest rate was 0.81% . In addition, standby letters of credit in the amount of Cdn$0.8 million and $25.8 million were outstanding as at October 10, 2010. We also have a $351.5 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $7.1 million, adjusted for amounts received for the early termination of interest rate swap agreements which are amortized on the remaining term of the debt using the effective rate method), bearing interest at an effective rate of 7.35% and maturing in 2013.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended			24-week periods ended
	October 10,	October 11,	Variation	October 10,	October 11,	Variation
	2010	2009		$2010	2009	$
Operating activities
Cash flows(1)	156.4	135.6	20.8	330.0	277.2	52.8
Other	72.0	26.5	45.5	62.2	(36.9)	99.1
Net cash provided by operating activities	228.4	162.1	66.3	392.2	240.3	151.9
Investing activities
Purchase of property and equipment and other assets, net of proceeds from the disposal of property and equipment	(34.9)	(47.4)	12.5	(61.2)	(72.6)	11.4
Proceeds from sale and leaseback transactions	3.2	6.5	(3.3)	5.1	9.6	(4.5)
Business acquisitions	(19.4)	(6.2)	(13.2)	(26.3)	(67.6)	41.3
Net cash used in investing activities	(51.1)	(47.1)	(4.0)	(82.4)	(130.6)	48.2
Financing activities
Decrease in long-term borrowings	(0.9)	(57.7)	56.8	(99.4)	(30.0)	(69.4)
Share repurchase	-	(28.1)	28.1	-	(56.4)	56.4
Dividends	(14.3)	(11.9)	(2.4)	(14.3)	(11.9)	(2.4)
Issuance of shares	1.1	2.0	(0.9)	5.2	2.0	3.2
Net cash used in financing activities	(14.1)	(95.7)	81.6	(108.5)	(96.3)	(12.2)
Company credit rating
Standard and Poor’s	BB+	BB+		BB+	BB+

1.	These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent net earnings plus depreciation and amortization, loss on disposal of assets (less gains on disposal of assets) and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the second quarter of fiscal 2011, net cash from operation of our stores reached $228.4 million, up $66.3 million from the second quarter of fiscal 2010 mainly due to higher net earnings and more favorable changes in working capital. During the first half-year of 2011, net cash from operation of our stores reached $392.2 million, up $151.9 million from the comparable period of fiscal 2010 for the same reasons as for the quarter.

Investing activities

During the second quarter of fiscal 2011, our investing activities were primarily for the acquisition of 25 stores for an amount of $19.4 million and for capital expenditures for an amount of $34.9 million. Since the beginning of the fiscal year, we acquired 31 stores for a total amount of $26.3 million and disbursed a total of $61.2 million for capital expenditures. Our capital expenditures were primarily for the replacement of equipment in some of our stores to enhance our offering of products and services, the addition of new stores as well as the ongoing improvement of our network.

Financing activities

During the second quarter of fiscal 2011, the decrease in long term debt amounted to $0.9 million while we paid $14.3 million in dividends.

Financial Position as at October 10, 2010

As shown by our indebtedness ratios included in the “Selected Consolidated Financial Information” section and our net cash provided by operating activities, our financial position is excellent.

Our total consolidated assets amounted to $3.9 billion as at October 10, 2010, compared to $3.7 billion as at April 25, 2010, an increase of $199.9 million mainly attributable to the increase in our cash balance. For the 52-week period ended October 10, 2010, we recorded an 18.2% return on capital employed.

Shareholders’ equity amounted to $1.8 billion as at October 10, 2010, up $225.4 million compared to April 25, 2010, mainly reflecting net earnings of the first half-year of fiscal 2011, partially offset by dividends declared. For the 52-week period ended October 10, 2010, we recorded a 21.5% return on equity.

Contractual Obligations and Commercial Commitments

There were no major changes during the 24-week period ended October 10, 2010, with respect to our contractual obligations and commercial commitments. For more information, please refer to our 2010 Annual Report.

Selected Quarterly Financial Information (Unaudited)

(In millions of US dollars except for per share data, unaudited)
	24-week period						Extract from the 52-
	ended October 10,		52-week period ended				week period ended
	2010		April 25, 2010				April 26, 2009
Quarter	2nd	1st	4th	3rd	2nd	1st	4th	3rd
Weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks
Revenues	4,240.7	4,272.9	4,003.5	4,935.2	3,825.8	3,675.1	2,994.0	3,911.7
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	199.7	229.7	150.5	141.3	176.4	178.4	105.0	168.1
Depreciation and amortization of property and equipment and other assets	49.8	48.0	49.4	63.2	46.9	45.0	42.6	56.4
Operating income	149.9	181.7	101.1	78.1	129.5	133.4	62.4	111.7
Financial expenses	7.4	6.9	7.4	8.6	7.0	6.9	6.8	10.3
Net earnings	105.6	129.5	68.8	54.8	88.2	91.1	38.0	71.1
Net earnings per share
Basic	$0.57	$0.70	$0.37	$0.30	$0.48	$0.49	$0.20	$0.37
Diluted	$0.56	$0.69	$0.37	$0.29	$0.47	$0.48	$0.20	$0.36

International Standards

In February 2008, Canadian Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) will be required for publicly accountable profit-oriented enterprises starting in 2011. For those enterprises, IFRS will replace General Accepted Accounting Principles currently in effect in Canada (GAAP). IFRS uses a conceptual framework similar to GAAP, but there are differences in recognition, measurement and presentation standards. In the period leading up to the changeover, the AcSB is expected to continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the transition date.

These new standards are applicable to fiscal years beginning on or after January 1st, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of our fiscal year 2012, we will publish consolidated financial statements prepared in accordance with IFRS.

We have developed a plan to convert our Consolidated Financial Statements to IFRS. We have a dedicated project manager to lead the conversion to IFRS. Our external auditors are notified of our choices and consulted on them. Our Audit Committee ensures that management fulfills its responsibilities and successfully accomplishes the changeover to IFRS while we continue to provide training to key employees. Changes in accounting policies are likely and could impact our consolidated financial statements.

The principal phases, actions, timetables and progress of our transition plan are outlined in the following table:

Phase 1: Preliminary Analysis and Diagnostic
Action	o	Identification of the IFRS standards that will require accounting and disclosure changes in consolidated financial statements.
	o	Rank of standards based on their anticipated impact on our consolidated financial statements and the required efforts for their implementation.
Timetable	End of fiscal 2008
Progress	Completed

Phase 2: Analysis of Standards
Action	o	Analysis of the differences between Canadian GAAP and IFRS.
	o	Selection of the accounting policies that the Company will apply on an ongoing basis.
	o	Company’s selection of IFRS 1 exemptions at the date of transition.
	o	Calculation of the quantitative impacts on the consolidated financial statements.
	o	Disclosure analysis.
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the consolidated opening balance sheet at the date of transition.
	o	Identification of the collateral impacts in the following areas:
• information technology;
• internal control over financial reporting;
• disclosure controls and procedures;
• contracts;
• compensation;
• taxation;
• training.
	o	Formal review, by our auditors, of our conclusions, consolidated balance sheet as of transition date (opening balance sheet) and draft consolidated financial statements and notes.
Timetable	End of November 2010
Progress	As at November 23, 2010, all actions had been completed

Phase 3: Implementation
Action	o	Compilation of the comparative financial data.
	o	Production of the interim consolidated financial statements and the associated disclosure.
	o	Production of the annual consolidated financial statements and the associated disclosure.
	o	Implementation of changes regarding collateral impacts.
Timetable	o	At the end of fiscal 2011, our opening balance sheet, comparative financial data under IFRS and changes regarding collateral impacts will be completed.
	o	During fiscal 2012, we will produce our interim and annual consolidated financial statements and disclosure in accordance with IFRS.
Progress	Ongoing.

There are many differences between Canadian GAAP and IFRS. The IASB is actually in the process of revising multiple IFRS standards. Our analysis of the changes and decisions to be made concerning our accounting policies was done using accounting standards presently in effect. The following table presents a summary of the most important differences, as at November 23, 2010, considering their impact for us:

IFRS standard	Comparison between Canadian GAAP and IFRS			Findings
Property, Plant and Equipment (IAS 16)	Canadian GAAP: Property and equipment are to be recorded at cost upon initial acquisition and are to be depreciated over their useful lives.			We will continue to use the cost method. We expect that this standard will have no significant impact on our consolidated financial statements.

IFRS: An entity may choose between using the cost model (identical to Canadian GAAP) or the revaluation model for subsequent measurement.
Leases (IAS 17)

Canadian GAAP: Canadian GAAP include quantitative guidelines for distinguishing between capital leases and operating leases.

According to Canadian GAAP, gains or losses resulting from a sale and leaseback transaction must be deferred and recognized to income over the lease term.

IFRS: IFRS do not offer quantitative guidance for making the distinction. Lease agreements must be assessed qualitatively.

According to IFRS, gains resulting from a sale and leaseback transaction done at fair value which leads to an agreement classified as an operating lease must be immediately recognized to income.

Our current lease agreements have been analysed from a qualitative standpoint. We expect that this standard will have no significant impact on our consolidated financial statements.

Gains resulting from a sale and leaseback transaction done at fair value which leads to an operating lease will be immediately recognized to income. Deferred gains on previous transactions with similar conditions will be reversed and taken to retained earnings in the consolidated opening balance sheet under IFRS.

Compensation and Benefits (IAS 19)

Canadian GAAP: An entity must use the corridor approach and recognize amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeds 10% of the greater of:

We will continue to use the corridor approach. We expect that this standard will have no significant impact on our consolidated financial statements.

For the impact on the consolidated opening balance sheet under IFRS, refer to the next section which discusses optional exemptions

	a)	the accrued benefit obligation at the beginning of the year;
	b)	the fair value, or market-related value, of plan assets at the beginning of the year.

IFRS: According to IFRS, it is permitted:
		-	to use the corridor approach;
		-	to immediately record actuarial gains and losses to shareholders’ equity.

IFRS standard	Comparison between Canadian GAAP and IFRS	Findings
Borrowing Costs (IAS 23)	Canadian GAAP: Borrowing costs may be capitalized for certain projects. IFRS: Borrowing costs for qualifying assets must be capitalized.	We will capitalize borrowing costs for qualifying assets. However, we expect that this standard will have no impact significant on the consolidated opening balance sheet under IFRS.
Joint Ventures (IAS 31)

Canadian GAAP: According to Canadian GAAP, a joint venture must be accounted for using the proportionate consolidation method.

IFRS: The proportionate consolidation method and the equity method are acceptable.

Under IFRS, the company will record its investment in its joint venture according to the equity method. Therefore, on the balance sheet, we will present an equity-accounted investment in its joint venture on a distinct line and in the consolidated statement of earnings we will present our proportionate interest of our joint venture’s income on a distinct line. However, there will be no impact on our consolidated net earnings.

The opening consolidated balance sheet under IFRS will be restated with no impact to retained earnings.

Impairment of assets (IAS 36)

Canadian GAAP: Long-lived assets tested using a two-step approach are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Cash flows used for the purpose of the first step of impairment testing are not discounted and impairment resulting from this test cannot be subsequently reversed.

IFRS: Long-lived assets tested using a one-step approach are grouped at the level of cash generating units, which are defined as the lowest level of assets that generate largely independent cash inflows. Cash flows used for the purpose of impairment testing are discounted and impairment resulting from this test can be subsequently reversed.

The application of the new standard should result in discounted cash flow testing being applied to smaller groups of assets. This could result in additional expenses for asset depreciation. These additional expenses could however be reversed subsequently. We expect that this standard will have no significant impact on our consolidated opening balance sheet under IFRS.

Provisions, Contingent Liabilities and Contingent Assets (IAS 37)

Canadian GAAP: Asset retirement obligations are discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the estimation and revision of costs.

A provision for onerous contracts is only taken in specific situations.

Discounting is only required for certain specific provisions.

IFRS: Asset retirement obligations are discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the revaluation of costs.

A contract is onerous when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. This type of contract requires the recognition of a liability under IFRS.

A long-term provision must be recorded at its discounted value.

Asset retirement obligations will be discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the revaluation of costs. We expect that this standard will have no significant impact on our consolidated financial statements.

Onerous contracts will be recorded and valued as provisions. We expect that this standard will have no significant impact on our consolidated financial statements.

Liabilities for which value is estimated using future cash flows will be recorded at a discounted value. This will reduce the amount of certain liabilities and their corresponding expenses while increasing the accretion expense. The liabilities involved included in the consolidated opening balance sheet under IFRS will be adjusted accordingly and this adjustment will be taken to retained earnings.

IFRS standard	Comparison between Canadian GAAP and IFRS	Findings
Intangible Assets (IAS 38)

Canadian GAAP: Intangible assets must be recorded at their acquisition cost.

IFRS: An entity may choose between using the cost model (identical to Canadian GAAP) or the revaluation for subsequent measurement.

We will continue to use the cost method. We expect that this standard will have no significant impact on our consolidated financial statements.
Financial Instruments: Recognition and Measurement (IAS 39)

Canadian GAAP: For assessing and measuring the effectiveness of a hedging relationship, the critical terms match method is permitted if certain conditions are met.

IFRS: The critical terms match method is not permitted. Ineffectiveness must be measured each period throughout the life of the hedging relationship.

Based on our current situation, we expect that this standard will have no significant impact on our consolidated financial statements on the date of transition.
Share-based Payment (IFRS 2)

Canadian GAAP: It is possible to use the straight-line method to record the compensation expense when a different method than graded vesting is used to determine the expected life used in the fair value calculation of options.

The compensation expense related to a stock-based compensation award must be recorded as an expense over the period during which the corresponding services are performed if the award relates to future services. In the case of cancellations or settlements, en entity must cease to record the expense.

IFRS: When options granted vest gradually, an entity must consider each portion as a distinct grant and amortize the corresponding expense distinctly.

If an equity instrument is cancelled or settled during the vesting period, the amount that would have otherwise been recorded during the remainder of the vesting period for services performed is recorded immediately.

The Company will need to modify its model for amortizing the expense to take into account the different vesting periods and cease its use of the straight-line amortization method. The expense will be recognized faster in the case of new awards. For options already outstanding at the transition date, the expense will be reduced in the future due to completely vested portions having been entirely recorded to retained earnings on the consolidated balance sheet at the transition date.

If an option is cancelled or settled during the vesting period, we will need to record immediately the amount that would have otherwise been recorded during the remainder of the vesting period for services performed. We will also need to take into account the impact of previous cancellations which had not been considered in establishing the compensation cost. This change should have an impact on retained earnings in the consolidated opening balance sheet under IFRS.

IFRS standard	Comparison between Canadian GAAP and IFRS	Findings
Business combinations (IFRS 3)

Canadian GAAP: Direct acquisition costs can be capitalized.

It is possible to record a liability for restructuring activities.

Assets acquired and liabilities assumed must be measured at their acquisition- date fair values.

The excess of the value of assets acquired and liabilities assumed over the consideration transferred (negative goodwill) must be eliminated, by proportionally reducing values which would otherwise be attributed to all acquired assets, barring a few exceptions.

IFRS: Transaction costs from an acquisition are recorded to income.

A liability for restructuring activities may only be recorded if such a liability is recorded by the acquired business at the acquisition date.

Assets acquired and liabilities assumed must be measured at fair value determined in accordance with its use by other market participants.

Negative goodwill is recorded to income.

Transaction costs from an acquisition will be recorded to income. This change could have an impact on the consolidated statements of earnings when acquisitions occur.

The only liabilities for restructuring activities that will be recorded will be those recorded by the acquired business at the acquisition date. This change could have an impact on the consolidated statements of earnings when acquisitions occur.

We will need to review our evaluation model for assets acquired and liabilities assumed to take into account use by other market participants. This change could have an impact on the consolidated financial statements when acquisitions occur.

Negative goodwill will be recorded to income. This change could have an impact on the consolidated statements of earnings if acquisitions generating a negative variance occur.

For the impact on the consolidated opening balance sheet under IFRS, refer to the next section which discusses optional exemptions.

Initial adoption of IFRS requires the application of IFRS 1, “First Time Adoption of IFRS”. This standard generally requires retrospective application of all IFRS effective at the reporting date, with the exception of certain mandatory exceptions and limited optional exemptions provided in the standard. The significant optional exemptions available under IFRS 1 that we will apply in preparing our opening balance sheet in accordance with IFRS are included in the following table:

Optional exemption	Company’s choice
Business Combinations	Under this exemption we may elect not to apply IFRS 3 retrospectively to past business combinations. The standard may be applied prospectively. We intend to use this exemption.
Compensation and Benefits	This exemption allows us to reset the cumulative unrecognised actuarial gains and losses to zero by recognizing the full amount in the retained earnings. We intend to use this exemption.
Fair value as deemed cost

This exemption allows us to adopt a fair value method for any elements of property and equipment and designate fair value as deemed cost as at the transition date. It is also possible to use original cost previously determined under Canadian GAAP.

We intend to keep property and equipment at original cost.

Outlook

In the course of fiscal year 2011, we expect to pursue our investments with caution in order to, amongst other things, improve our network. Given the economic climate and our attractive access to capital, we believe to be well positioned to realize acquisitions and create value. However, we will continue to exercise patience in order to benefit from a fair price in view of current market conditions. We also intend to keep an ongoing focus on supply terms and operating expenses.

Finally, in line with our business model, we intend to continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our large clientele.

November 23, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks		24 weeks
For the periods ended	October 10,	October 11,	October 10,	October 11,
	2010	2009	2010	2009
	$	$	$	$

Revenues	4,240.7	3,825.8	8,513.6	7,500.9
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	3,561.0	3,201.9	7,135.1	6,267.6
Gross profit	679.7	623.9	1,378.5	1,233.3

Operating, selling, administrative and general expenses	480.0	447.5	949.1	878.5
Depreciation and amortization of property and equipment and other assets	49.8	46.9	97.8	91.9
	529.8	494.4	1,046.9	970.4
Operating income	149.9	129.5	331.6	262.9
Financial expenses	7.4	7.0	14.3	13.9
Earnings before income taxes	142.5	122.5	317.3	249.0
Income taxes	36.9	34.3	82.2	69.7
Net earnings	105.6	88.2	235.1	179.3

Net earnings per share (Note 4)
Basic	0.57	0.48	1.27	0.97
Diluted	0.56	0.47	1.25	0.95
Weighted average number of shares (in thousands)	185,461	183,718	185,384	184,959
Weighted average number of shares – diluted (in thousands)	189,005	188,311	188,745	189,144
Number of shares outstanding at end of period (in thousands)	185,526	183,572	185,526	183,572

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the periods ended	12 weeks		24 weeks
	October 10,	October 11,	October 10,	October 11,
	2010	2009	2010	2009
	$	$	$	$
Net earnings	105.6	88.2	235.1	179.3
Other comprehensive income
Changes in cumulative translation adjustments (1)	19.6	21.5	(2.2)	46.5
Change in fair value of a financial instrument designated as a cash flow hedge (2)	0.9	0.4	1.3	0.9
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (3)	(0.4)	(0.1)	(0.5)	(0.1)
Other comprehensive income	20.1	21.8	(1.4)	47.3
Comprehensive income	125.7	110.0	233.7	226.6

(1)	For the 12 and 24-week periods ended October 10, 2010, these amounts include a gain of $21.7 and a loss of $6.9, respectively (net of income taxes of $3.3 and $1.0, respectively). For the 12 and 24-week periods ended October 11, 2009 these amounts include a gain of $33.7 and $85.1, respectively (net of income taxes of $5.5 and $13.9, respectively). These gains and losses arise from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations.
(2)	For the 12 and 24-week periods ended October 10, 2010, these amounts are net of income taxes of $0.3 and $0.5, respectively. For the 12 and 24-week periods ended October 11, 2009, these amounts are net of income taxes of $0.1 and $0.3, respectively.
(3)	For the 12 and 24-week periods ended October 10, 2010, these amounts are net of income taxes of $0.1 and $0.2, respectively. For the 12 and 24-week periods ended October 11, 2009, these amounts are net of income taxes.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of US dollars, unaudited)

For the 24-week period ended	October 10, 2010
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	319.5	18.8	1,167.0	109.0	1,614.3
Comprehensive income:
Net earnings			235.1		235.1
Change in cumulative translation adjustments				(2.2)	(2.2)
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.5)				1.3	1.3
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (net of income taxes of $0.2)				(0.5)	(0.5)
Comprehensive income for the period					233.7
Dividends			(14.3)		(14.3)
Stock-based compensation expense (note 6)		0.8			0.8
Fair value of stock options exercised	0.4	(0.4)			-
Cash received upon exercise of stock options	5.2				5.2
Balance, end of period	325.1	19.2	1,387.8	107.6	1,839.7

For the 24-week period ended	October 11, 2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of period	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			179.3		179.3
Change in cumulative translation adjustments				46.5	46.5
Change in fair value of a financial instrument designated as a cash flow hedge (net of income taxes of $0.3)				0.9	0.9
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (net of income taxes)				(0.1)	(0.1)
Comprehensive income for the period					226.6
Dividends			(11.9)		(11.9)
Stock-based compensation expense (note 6)		0.9			0.9
Fair value of stock options exercised	0.7	(0.7)			-
Cash received upon exercise of stock options	2.0				2.0
Repurchase and cancellation of shares	(10.3)				(10.3)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(40.5)		(40.5)
Balance, end of period	321.5	17.9	1,059.5	93.9	1,492.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks		24 weeks
For the periods ended	October 10,	October 11,	October 10,	October 11,
	2010	2009	2010	2009
	$	$	$	$
Operating activities
Net earnings	105.6	88.2	235.1	179.3
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	44.3	40.5	84.8	79.5
Future income taxes	6.6	8.7	9.0	20.3
(Gain) loss on disposal of property and equipment and other assets	(0.1)	(1.8)	1.1	(1.9)
Deferred credits	(0.7)	6.8	0.4	8.8
Other	6.0	4.7	10.1	8.9
Changes in non-cash working capital	66.7	15.0	51.7	(54.6)
Net cash provided by operating activities	228.4	162.1	392.2	240.3

Investing activities
Purchase of property and equipment and other assets	(37.7)	(49.2)	(67.0)	(79.1)
Business acquisitions (Note 3)	(19.4)	(6.2)	(26.3)	(67.6)
Proceeds from sale and leaseback transactions	3.2	6.5	5.1	9.6
Proceeds from disposal of property and equipment and other assets	2.8	1.8	5.8	6.5
Net cash used in investing activities	(51.1)	(47.1)	(82.4)	(130.6)

Financing activities
Dividends	(14.3)	(11.9)	(14.3)	(11.9)
Issuance of shares	1.1	2.0	5.2	2.0
Net decrease in long-term debt	(0.9)	(57.7)	(99.4)	(30.0)
Repurchase of shares	-	(28.1)	-	(56.4)
Net cash used in financing activities	(14.1)	(95.7)	(108.5)	(96.3)
Effect of exchange rate fluctuations on cash and cash equivalents	4.1	4.0	0.6	9.0
Net increase in cash and cash equivalents	167.3	23.3	201.9	22.4
Cash and cash equivalents, beginning of period	255.5	172.4	220.9	173.3
Cash and cash equivalents, end of period	422.8	195.7	422.8	195.7

Supplemental information:
Interest paid	1.4	1.9	16.1	14.9
Income taxes paid	7.3	15.2	43.7	42.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at October 10,	As at April 25,
	2010	2010
	(unaudited)
	$	$
Assets
Current assets
Cash and cash equivalents	422.8	220.9
Accounts receivable	305.2	286.2
Inventories	479.0	474.1
Prepaid expenses	23.9	20.2
Income taxes receivable	-	4.7
Future income taxes	24.8	24.9
	1,255.7	1,031.0
Property and equipment	1,953.9	1,980.5
Goodwill	426.3	426.5
Intangible assets	188.2	188.2
Deferred charges	8.3	9.4
Other assets	59.0	55.8
Future income taxes	5.2	5.3
	3,896.6	3,696.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	912.3	872.9
Income taxes payable	23.5	-
Future income taxes	5.1	5.6
Current portion of long-term debt	3.8	4.4
	944.7	882.9
Long-term debt	636.6	736.8
Deferred credits and other liabilities	288.0	285.8
Future income taxes	187.6	176.9
	2,056.9	2,082.4

Shareholders' equity
Capital stock	325.1	319.5
Contributed surplus	19.2	18.8
Retained earnings	1,387.8	1,167.0
Accumulated other comprehensive income	107.6	109.0
	1,839.7	1,614.3
	3,896.6	3,696.7

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2010. The unaudited interim consolidated financial statements do not include all the information required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2010 Annual Report (the 2010 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year. The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2.	RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

On February 13, 2008, the Accounting Standards Board (“AcSB”) issued a news release confirming that publicly accountable enterprises will be required to apply International Financial Reporting Standards (“IFRS”) in 2011. The company will therefore adopt IFRS on April 25, 2011.

Since the Company will adopt IFRS on April 25, 2011, new Canadian GAAP standards that will be effective on or after that date are not disclosed as future accounting changes because they will not be applied by the Company before the transition.

3.	BUSINESS ACQUISITIONS

  On September 9, 2010, the Company acquired ten company-operated stores from Compac Food Stores Inc. Nine of the stores are located in the greater Mobile, Alabama area and one is located in Pensacola, Florida. The Company owns all buildings while it leases the land for four stores and owns the six others.

  On September 30, 2010, the Company acquired 12 company-operated stores located in central Indiana from Crystal Flash Petroleum, LLC. The Company owns the land and building for one site, leases those same assets for ten sites and owns the building and leases the land for one site.

  During the 24-week period ended October 10, 2010, the Company also acquired nine other stores through eight distinct transactions. The Company owns the land and buildings for six sites while it leases both these assets for the other three sites.

These acquisitions were settled for a total cash consideration of $26.3, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations of certain acquisitions are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	2.0
Property and equipment	22.8
Other assets	0.1
Total tangible assets	24.9
Liabilities assumed
Accounts payable and accrued liabilities	0.2
Deferred credits and other liabilities	0.3
Total liabilities	0.5
Net tangible assets acquired	24.4
Goodwill	1.9
Total consideration paid, including direct acquisition costs	26.3

The Company expects that approximately $0.6 of the goodwill related to these transactions will be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

4.	NET EARNINGS PER SHARE

	12-week period			12-week period
	ended October 10, 2010			ended October 11, 2009
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	105.6	185,461	0.57	88.2	183,718	0.48

Dilutive effect of stock options	-	3,544	(0.01)		4,593	(0.01)

Diluted net earnings available for
Class A and B shareholders	105.6	189,005	0.56	88.2	188,311	0.47

	24-week period			24-week period
	ended October 10, 2010			ended October 11, 2009
	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share	Net earnings	Weighted average number of shares (in thousands)	Net earnings per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	235.1	185,384	1,27	179.3	184,959	0.97

Dilutive effect of stock options	-	3,361	(0,02)		4,185	(0.02)

Diluted net earnings available for
Class A and B shareholders	235.1	188,745	1,25	179.3	189,144	0.95

A total of 643,365 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended October 10, 2010 (805,270 stock options for the 24-week period ended October 10, 2010). There are 864,075 stocks options excluded from the calculation for the 12-week period ended October 11, 2009 (1,291,925 stocks options for the 24-week period ended October 11, 2009).

5.	CAPITAL STOCK

As at October 10, 2010, the Company has 53,706,712 (53,706,712 as at October 11, 2009) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 131,818,810 (129,865,277 as at October 11, 2009) outstanding Class B subordinate voting shares each comprising one vote per share.

6.	STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

Stock Options

As at October 10, 2010, 6,819,605 stock options for the purchase of Class B subordinate voting shares are outstanding (8,656,278 as at October 11, 2009). These stock options can be gradually exercised at various dates until April 23, 2020, at an exercise price varying from Cdn$3.40 to Cdn$25.71. No stock options have been granted since the beginning of the year.

For the 12 and 24-week periods ended October 10, 2010, stock-based compensation costs amount to $0.4 and $0.8, respectively. For the 12 and 24-week periods ended October 11, 2009, stock-based compensation costs amount to $0.5 and $0.9, respectively.

A description of the Company’s stock option plan is included in Note 21 of the consolidated financial statements presented in the 2010 Annual Report.

Phantom Stock Units

For the 12-week period ended October 10, 2010, the Company granted 1,593 Phantom Stock units (the “PSU”) while none were cancelled (3,920 PSUs granted and 5,323 PSUs cancelled for the 12-week period ended October 11, 2009). For the 24-week period ended October 10, 2010, the Company granted a total of 181,312 PSUs while it cancelled no PSUs (193,177 PSUs granted and 5,323 PSUs cancelled for the 24-week period ended October 11, 2009). Compensation costs for the 12 and 24-week periods ended October 10, 2010 amount to $0.5 and $0.9, respectively ($0.2 and $0.4 for the 12 and 24-week periods ended October 11, 2009). As at October 10, 2010, 370,266 PSUs were outstanding (187,854 as at October 11, 2009) and a $2.7 obligation related to the PSU Plan is recorded in deferred credit and other liabilities on the consolidated balance sheet ($0.5 as at October 11, 2009).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

To manage the current and forecasted risk related to changes in the fair market value of the PSUs granted by the Company, the latter has entered into financial arrangements with an investment grade financial institution. The financial arrangements include a total return swap with an underlying representing Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangements are adjusted as needed to reflect new awards and/or settlements of PSUs. The Company has documented and identified a portion of the Instrument as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. As at October 10, 2010, the fair value of the Instrument was $2.8 ($1.1 as at October 11, 2009).

7.	EMPLOYEE FUTURE BENEFITS

For the 12 and 24-week periods ended October 10, 2010, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $2.2 and $4.2, respectively. For the corresponding 12 and 24-week periods ended October 11, 2009, the expense is $1.7 and $3.8, respectively. The Company’s pension plans are described in Note 22 of the consolidated financial statements presented in the 2010 Annual Report.

8.	SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended October 10, 2010			ended October 11, 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	994.8	500.5	1,495.3	946.5	469.8	1,416.3
Motor fuel	2,266.9	478.5	2,745.4	1,995.8	413.7	2,409.5
	3,261.7	979.0	4,240.7	2,942.3	883.5	3,825.8
Gross Profit
Merchandise and services	328.0	175.5	503.5	308.4	162.4	470.8
Motor fuel	143.2	33.0	176.2	123.7	29.4	153.1
	471.2	208.5	679.7	432.1	191.8	623.9
Property and equipment and goodwill (a)	1,862.9	517.3	2 380.2	1,771.3	500.6	2,271.9

	24-week period			24-week period
	ended October 10, 2010			ended October 11, 2009
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,996.8	1,017.3	3,014.1	1,900.2	906.9	2,807.1
Motor fuel	4,559.2	940.3	5,499.5	3,907.3	786.5	4,693.8
	6,556.0	1,957.6	8,513.6	5,807.5	1,693.4	7,500.9
Gross Profit
Merchandise and services	657.1	357.0	1,014.1	621.1	311.7	932.8
Motor fuel	301.1	63.3	364.4	243.1	57.4	300.5
	958.2	420.3	1,378.5	864.2	369.1	1,233.3

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.